Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

May 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq. Senior Counsel

Re:	Global X Funds File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Variable Rate Preferred ETF (the “Fund”), included in Post-Effective Amendment No. 593 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on April 27, 2020 with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 12, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment.  The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

PROSPECTUS
PRINCIPAL INVESTMENT STRATEGIES
1.
Comment: Please provide more detail regarding the securities in which the Fund intends to invest (e.g., the entire market or certain segments of the preferred securities market).

Response: The Registrant has revised its principal investment strategies disclosure in order to clarify that the Underlying Index is designed to be representative of the entire market, as follows:

The Underlying Index is designed to track the broad-based performance of the U.S.-listed variable rate preferred securities market.

2.
Comment: With regard to the sentence “Qualifying securities must meet minimum price, liquidity, maturity and other requirements as determined by ICE Data Indices, LLC (the "Index Provider"),” please briefly state the types of securities that would meet these requirements.

Response: The Registrant has revised its principal investment strategies disclosure as follows:

Qualifying securities must be issued in $25, $50, $100, or $1000 par/liquidation preference increments, must have a traded market value of greater than $6 million in each of the previous three calendar months, and must have at least one year remaining to maturity, ~~meet minimum price, liquidity, maturity and other requirements~~ as determined by ICE Data Indices, LLC (the "Index Provider")

SUMMARY OF PRINCIPAL RISKS
3.
Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return. Please note that after listing the most significant risks for the Fund, the remaining risks may be alphabetized. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant acknowledges the Staff’s views on alternative approaches in disclosure presentation, however, after consideration of the issues, the Registrant believes its approach is consistent with and sufficiently responsive to the requirements of Form N-1A at present. The Registrant respectfully declines to make the requested change at this time.

4.
Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is a fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure,

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

should be revised based on how these events are affecting both equity and debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response: The Registrant notes that the Amendment had contained updated “Geographic Risk” and “Recent Market Conditions” disclosure intended to reflect the effects of the COVID-19 pandemic on equity and debt markets. For your reference, that disclosure is set forth below. In addition, the Registrant notes that it has updated its “Market Risk” disclosure to reflect the effect of the COVID-19 pandemic on debt markets as follows:

SUMMARY OF PRINCIPAL RISKS

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by ~~the U.S. Government,~~ central governments and governmental agencies, including the Federal Reserve~~,~~ or the ~~other government actors~~European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions, which could have a negative impact on the Fund.Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Geographic Risk

Geographic risk is the risk that the Fund’s assets may be concentrated in countries located in the same geographic region. This concentration will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by ~~the U.S. Government,~~ central governments and governmental agencies, including the Federal Reserve~~,~~ or the ~~other government actors~~European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISK
RECENT MARKET CONDITIONS. Although the Fund seeks to achieve its investment objective, the performance of the Fund is subject to general market conditions.
Heading into Q4 2018, market participants largely expected a hawkish Federal Reserve to continue its rising rate cycle. However, prompted by sluggish growth and amidst contemporaneous urging by the U.S. government’s executive branch, the Federal Reserve cut rates three times in 2019. The consequences were felt throughout the course of the year and across financial markets. This loosening of monetary policy comes after four rate increases in 2018.  The Federal Reserve also restarted asset purchases in September of 2019. During Q1 2020, in response to the COVID-19 outbreak, the Federal Reserve shifted to a more dovish interest rate policy. Further interest rate cuts are likely to be considered during 2020. At this point, it is difficult to predict the impact of these stimulative actions and any future rate movements on various markets.
Outside of the U.S., low growth and inflation prompted more easing from central banks in 2019. The European Central Bank began injecting €20 billion a month into the economy after halting asset purchases at the end of 2018, while the Bank of Japan

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

signaled they were open to further interest rate cuts in the future, and China’s slowing economic growth prompted the People’s Bank of China’s first loan rate cut in three years. These actions suppressed yields on fixed income assets globally and increased bond returns. It is possible that current monetary easing may reduce available tools for central banks to support future growth, particularly if the global economy were to fall into a recession.
Consumer spending in 2019 proved resilient, bolstered by strong employment figures, low interest rates, and falling oil prices, but business investment remained muted by trade uncertainties, notwithstanding low interest rates and increasing margin pressures that would typically drive investment into areas that can reduce long-run costs and/or increase productivity.
An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has subsequently been detected globally. This coronavirus has resulted in travel restrictions, closed some international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. It is possible that public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty as of the date of this SAI.
It is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the NAV and/or risk profile of the Fund.

5.
Comment: With regard to the second sentence of “Preferred Stock Investment Risk” that states “As interest rates rise, the value of the preferred stocks held by the Fund are likely to decline,” to what extent does this apply to the Fund since most of the Fund’s investments are in floating rate securities?

Response: The Registrant notes that it has updated its “Preferred Stock Investment Risk” disclosure as follows:
SUMMARY OF PRINCIPAL RISKS

Preferred Stock Investment Risk: Preferred stock ~~is subject to many of the risks associated with debt securities, including interest rate risk. As interest rates rise, the value of the preferred stocks held by the Fund are likely to decline. In addition, preferred stock~~ may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its bonds and other debt. Additionally, in certain situations, an issuer may call or redeem its preferred stock or convert it to common stock.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer.  Preferred stock is subject to many of the risks associated with debt securities, including risks associated with floating rate debt.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Preferred Stock Investment Risk

Unlike interest payments on debt securities, dividend payments on a preferred stock typically must be declared by the issuer’s board of directors. An issuer’s board of directors is generally not under any obligation to pay a dividend (even if such dividends have accrued), and may suspend payment of dividends on preferred stock at any time. In the event an issuer of preferred stock experiences economic difficulties, the issuer’s preferred stock may lose substantial value due to the reduced likelihood that the issuer’s board of directors will declare a dividend and the fact that the preferred stock may be subordinated to other securities of the same issuer. Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer. Certain additional risks associated with preferred stock could adversely affect investments in the Fund.

~~Interest Rate Risk~~

~~Because many preferred stocks pay dividends at a fixed rate, their market price can be sensitive to changes in interest rates in a manner similar to bonds - that is, as interest rates rise, the value of the preferred stocks held by the Fund are likely to decline. To the extent that the Fund invests a substantial portion of its assets in fixed rate preferred stocks, rising interest rates may cause the value of the Fund’s investments to decline significantly.~~

6.
Comment: With regard to the reference that “the Fund may invest, without limit, in foreign securities” in “Foreign Securities Risk”, please tailor to the Fund’s principal investment strategies as the Underlying Index tracks the performance of the U.S. variable rate preferred securities market and it is not clear how the Fund may invest in foreign securities “without limit.”

Response: The Registrant believes that this risk is appropriate in light of the potential inclusion of foreign issuers in the Underlying Index.  The Registrant has revised its principal investment strategies disclosure in order to clarify that the Underlying Index may include securities issued by non-U.S. issuers, as follows:
The Underlying Index is designed to track the broad-based performance of the U.S.-listed variable rate preferred securities market. Qualifying preferred securities must be listed on a U.S. exchange, denominated in U.S. dollars, have floating or variable dividends or

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

coupons, and have a minimum amount outstanding of $50 million.  Qualifying preferred securities may, however, be issued by non-U.S. companies.  Qualifying securities must be issued in $25, $50, $100, or $1000 par/liquidation preference increments, must have a traded market value of greater than $6 million in each of the previous three calendar months, and must have at least one year remaining to maturity, as determined by ICE Data Indices, LLC (the "Index Provider").

7.
Comment: If investments in high yield securities is a principal investment strategy, please add to the Fund’s principal investment strategies disclosure. Alternatively, if investments in high yield securities are not a principal investment strategy, please relocate “High Yield Securities Risk” so that it is no longer listed as a principal risk.

Response: The Registrant has revised its principal investment strategies disclosure in order to clarify that investment in high yield securities is a principal investment strategy, as follows:
Constituents in the Underlying Index are capitalization-weighted based on their current amount outstanding times the market price plus accrued interest. A weighting cap of 10% is applied at the issuer level to limit the aggregate weight of a single issuer to 10% at each rebalance. The Underlying Index may include large-, mid- or small-capitalization companies. Components of the Underlying Index primarily include financials companies. The Underlying Index is rebalanced quarterly. The Underlying Index may include securities that are rated below investment grade or that are unrated but may be deemed to be of a comparable quality.  The Fund's investment objective and Underlying Index may be changed without shareholder approval.

8.
Comment: The Staff notes that “Interest Rate Risk” discusses fixed income securities. To the extent the Registrant wishes to keep this risk factor, please discuss how fixed income securities relate to the Fund’s principal investment strategies.

Response: The Registrant notes that it has updated its “Interest Rate Risk” disclosure as follows:

SUMMARY OF PRINCIPAL RISKS

Interest Rate Risk: ~~Interest rate risk is the risk that prices of fixed income securities generally increase when interest rates decline and decrease when interest rates increase. The Fund may lose money if short-term or long-term interest rates rise sharply.~~ Variable and floating rate securities generally are less sensitive to interest rate changes than fixed rate securities but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general.  When the Fund holds variable or floating rate securities, a decrease in market interest rates will adversely affect the income received from such securities, which may also impact the net asset value of the Fund’s Shares.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Interest Rate Risk

~~Interest rate risk is the risk that prices of fixed income securities generally increase in value when interest rates decline and decrease in value when interest rates increase. The Fund may lose money if short-term or long-term interest rates rise sharply.~~

Investors should note that interest rates currently are at, or near, historic lows, but may ultimately increase, with potentially sudden and unpredictable effects on the markets and the Fund’s investments.

~~Fixed income securities~~Securities of lower credit quality or with longer durations tend to be more sensitive to changes in interest rates, often making them more volatile in response to interest rate changes than securities of higher credit quality or with shorter durations. Interest rate fluctuations may also negatively impact the values of equity and other non-fixed income securities.

Inflation-indexed bonds, including Treasury Inflation-Protected Securities, decline in value when real interest rates rise (the real interest rate is the rate of interest an investor expects to receive after allowing for inflation). In certain interest rate environments, such as when real interest rates are rising faster than nominal interest rates, inflation-indexed bonds may experience greater losses than other fixed income securities with similar durations.

Variable and floating rate securities generally are less sensitive to interest rate changes but may decline in value if their interest rates do not rise as much, or as quickly, as interest rates in general. Conversely, floating rate securities will not generally increase in value if interest rates decline. Inverse floating rate securities may decrease in value if interest rates increase. Inverse floating rate securities may also exhibit greater price volatility than a fixed rate obligation with similar credit quality. When the Fund holds variable or floating rate securities, a decrease (or, in the case of inverse floating rate securities, an increase) in market interest rates will adversely affect the income received from such securities, which may also impact the net asset value of the Fund’s Shares.

Following the financial crisis that began in 2007, the Board of Governors of the Federal Reserve System (“Federal Reserve”) has attempted to stabilize the U.S. economy and support the U.S. economic recovery by keeping the federal funds rate at or near zero percent. In addition, the Federal Reserve purchased large quantities of securities issued or guaranteed by the U.S. government, its agencies or instrumentalities on the open market (“Quantitative Easing”). As the Federal Reserve's holdings from Quantitative Easing decrease, and to the extent that the Federal Reserve raises the federal funds rate, there is a risk that interest rates across the U.S. financial system will rise. Such policies may expose fixed-income and related markets to heightened volatility and may reduce liquidity for

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

certain Fund investments, which could cause the value of the Fund’s investments and the NAV of the Fund’s Shares to decline.  To the extent the Fund experiences high redemptions in connection with these developments or otherwise, the Fund may experience increased portfolio turnover, which will increase the costs that the Fund incurs and may lower the Fund’s performance. The liquidity levels of the Fund’s investments may also be affected.

Further, ~~bond~~ fixed income markets have consistently grown over the past three decades while the capacity for traditional dealer counterparties to engage in fixed income trading has not kept pace and in some cases has decreased. As a result, dealer inventories of corporate bonds, which provide a core indication of the ability of financial intermediaries to “make markets,” are at or near historic lows in relation to market size. This reduction in dealer inventories could potentially lead to decreased liquidity and increased volatility in the fixed income markets. If sudden or large-scale rises in interest rates were to occur, the Fund could also face above-average redemption requests, which could cause the Fund to lose value due to downward pricing forces and reduced market liquidity.

ADDITIONAL INFORMATION ABOUT THE FUND
9.
Comment: The Staff notes the reference to LIBOR in the sub-risk “Fixed-to-Floating Rate Securities Risk” under “Asset Class Risk”. Supplementally advise if the Fund anticipates significantly investing in securities based on LIBOR. Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If the Registrant believes it is not, explain why. Please tailor any such principal risk disclosure to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including (1) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fall back provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (2) how the transition to any successor rate could impact the value of investments that reference LIBOR. See Staff Statement on LIBOR Transition (July 12, 2019), available at www.sec.gov.

Response: The Registrant notes that it has updated its risk disclosure to include the following “LIBOR Risk”:

SUMMARY OF PRINCIPAL RISKS

LIBOR Risk: On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate. The replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability. The unavailability and/or discontinuation of LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. In addition, the unavailability or replacement of LIBOR may affect the value, liquidity or return on certain Fund investments and may result in costs incurred in connection with closing out positions and entering into new trades.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

LIBOR Risk

On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. There remains uncertainty regarding the future of LIBOR and the nature of any replacement rate. The replacement and/or discontinuation of LIBOR could lead to significant short-term and long-term uncertainty and market instability. The unavailability and/or discontinuation of LIBOR could have adverse impacts on newly issued financial instruments and existing financial instruments that reference LIBOR. While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is uncertainty regarding the effectiveness of any alternative methodology. Abandonment of or modifications to LIBOR could lead to significant short-term and long-term uncertainty and market instability. In addition, the unavailability or replacement of LIBOR may affect the value, liquidity or return on certain Fund investments and may result in costs incurred in connection with closing out positions and entering into new trades. Any pricing adjustments to a Fund’s investments resulting from a substitute reference rate may also adversely affect the Fund’s performance and/or NAV.

10.
Comment:  Please describe how “Income Risk” is applicable to the Fund, given that the Fund is a variable rate fund that principally invests in variable rate preferred securities.

Response: The Registrant notes that it has updated its risk disclosure to remove “Income Risk” and has otherwise supplemented related disclosure with respect to variable rate preferred securities where appropriate.

11.
Comment: With regard to the reference in “Passive Investment Risk” that “the Adviser does not attempt to take defensive positions in declining markets beyond the mechanics built into the Underlying Index,” please supplementally explain what mechanics the Underlying Index uses for taking defensive positions in declining markets.

Response: The Registrant notes that it has updated its “Passive Investment Risk” disclosure as follows:
A FURTHER DISCUSSION OF PRINCIPAL RISKS

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
May 19, 2020

Passive Investment Risk

The Fund is not actively managed and may be affected by a general decline in market segments relating to the Underlying Index. The Fund invests in securities included in, or representative of, the Underlying Index regardless of their investment merits~~. The~~ and the Adviser does not otherwise attempt to take defensive positions in declining markets ~~beyond the mechanics built into the Underlying Index~~. Unlike many investment companies, the Fund does not seek to outperform its Underlying Index. Therefore, the Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from the Underlying Index, even if that security generally is underperforming. Maintaining investments in securities regardless of market conditions or the performance of individual securities could cause the Fund’s return to be lower than if the Fund employed an active strategy.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esquire

cc:	John Belanger, Esquire Senior Vice President, Head of Product Management Global X Management Company, LLC Eric S. Purple, Esquire Michael E. Schapiro, Esquire